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(As filed March 8, 2001)

File No. 70-[      ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-1
APPLICATION OR DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Cascade Investment, L.L.C.
2365 Carillon Point
Kirkland, Washington 98033

William H. Gates III
One Microsoft Way
Redmond, Washington 98052
(Names of companies filing this statement and
addresses of principal executive offices)

None
(Name of top registered holding company parent)

Mark R. Beatty, General Counsel
Cascade Investment, L.L.C.
2365 Carillon Point
Kirkland, Washington 98033
(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

Donald A. Kaplan, Esq. Caryn Houck, Esq. Preston Gates Ellis & Rouvelas Meeds LLP 1735 New York Avenue, N.W.—Suite 500 Washington, D.C. 20006-5209	Andrew F. MacDonald, Esq. Thelen Reid & Priest LLP 701 Pennsylvania Avenue, N.W. Washington, D.C. 20004-2608

Item 1. Description of Proposed Transaction.

    1.1  Background.  Cascade Investment, L.L.C. ("Cascade"), a limited liability company formed under the laws of the State of Washington, and its sole member, William H. Gates III ("Gates" or "Mr. Gates," and together with Cascade, the "Applicants"), have filed this Application or Declaration to request approval pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act") for the acquisition by the Applicants of 5% or more of the outstanding voting securities of Avista Corporation ("Avista"), Otter Tail Power Company ("Otter Tail"), and Public Service Company of New Mexico ("PSNM"), each of which is a "public-utility company" as defined under Section 2(a)(5) of the Act. Neither Cascade nor Gates is an "affiliate," as defined under Section 2(a)(11)(A) of the Act, of any other public-utility company.

    Cascade was formed in 1995 to make and hold certain investments for Mr. Gates. Cascade invests in and holds the securities of numerous publicly and privately-held companies. It does not have any active business operations of its own. Mr. Gates is a founder of and a major shareholder in Microsoft Corporation ("Microsoft"), which develops, manufactures, licenses and supports a wide range of software products for business and personal applications. Mr. Gates is the Chairman of the Board and Chief Software Architect of Microsoft.

    Cascade currently holds 2,887,500 shares (or approximately 6.12%) of the outstanding common stock of Avista, 1,399,500 shares (or approximately 5.87%) of the outstanding common stock of Otter Tail, and 2,344,500 shares (or approximately 5.99%) of the outstanding common stock of PSNM. These shares were purchased on the open market solely for the purpose of investment.(1) Neither Cascade nor Gates has any management arrangement with any of these companies.

    1.2  Description of Avista, Otter Tail and PSNM.

    1.2.1  Avista, a Washington corporation that is headquartered in Spokane, Washington, provides electricity and natural gas distribution and transmission services in a 26,000 square mile area in eastern Washington and northern Idaho with a population of approximately 835,000 and natural gas distribution service in a 4,000 square mile area in northeast and southwest Oregon and in the South Lake Tahoe region of California with a population of approximately 500,000. At December 31, 1999, Avista provided retail electric service to approximately 309,000 customers and retail natural gas service to approximately 269,000 customers. Through subsidiaries, Avista engages in a variety of energy-related, telecommunications, and real estate development and investment activities. For the year ended December 31, 1999, Avista reported total operating revenues of $7,904,984,000, of which $1,082,159,000 were attributable to utility operations and $6,695,671,000 to energy marketing and trading operations, operating income of $31,357,000, and net income of $26,031,000. At December 31, 1999, Avista had total consolidated assets of $3,713,494,000, including net utility plant of $1,500,837,000. Avista is subject to regulation as to retail rates by the public utilities commissions in Washington, Idaho, Oregon, and California and as to wholesale electric rates by the Federal Energy Regulatory Commission ("FERC").

    1.2.2  Otter Tail, a Minnesota corporation that is headquartered in Fergus Falls, Minnesota, produces, transmits, distributes and sells electric energy in a predominantly agricultural area in western Minnesota, eastern North Dakota and northeastern South Dakota. The population in this service area is approximately 230,000. Otter Tail derives about 50% of its consolidated operating revenues from its electric operations. Through non-utility subsidiaries, Otter Tail also manufactures polyvinyl chloride (PVC) pipe, agricultural equipment, and frame-straightening equipment and accessories for the auto body shop industry, and sells, services, rents, refurbishes and operates medical imaging equipment and sells related supplies and accessories to various medical institutions. Other Otter Tail subsidiaries

(1)
Cascade and Gates have filed joint statements on Schedule 13G under the Securities Exchange Act of 1934 with respect to each of these three investments. These statements are incorporated herein by reference as Exhibits H-1, H-2 and H-3.

engage in electrical and telephone construction contracting, transportation, telecommunications, entertainment, energy services, and natural gas marketing. For the year ended December 31, 1999, Otter Tail reported total operating revenues of $464,577,000, of which $233,527,000 were attributable to electric utility operations and the remainder to manufacturing, health services and other diversified businesses, total operating income of $67,366,000, and net income of $44,977,000. At December 31, 1999, Otter Tail had total consolidated assets of $680,788,000, including net utility and nonutility plant of $502,956,000. Otter Tail is subject to regulation as to retail rates by the public utilities commissions in Minnesota, North Dakota and South Dakota and as to wholesale electric rates by the FERC.

    1.2.3  PSNM, a New Mexico corporation that is headquartered in Albuquerque, New Mexico, generates, transmits, distributes and sells electricity and transmits, distributes and sells natural gas in parts of New Mexico, including the cities of Albuquerque and Santa Fe. As of December 31, 1999, PSNM provided public utility service to approximately 361,000 retail electric customers and 426,000 retail gas customers. For the year ended December 31, 1999, PSNM reported total operating revenues of $1,157,543,000, of which $911,977,000 were attributable to electric utility operations and $236,711,000 to gas utility operations, total operating income of $120,079,000, and net income of $83,155,000. At December 31, 1999, PSNM had total consolidated assets of $2,723,268,000, including net utility plant of $1,451,525,000. PSNM is subject to regulation as to retail rates by the New Mexico Public Regulation Commission and as to wholesale electric rates by the FERC.

    As indicated, Cascade purchased the common stock of Avista, Otter Tail and PSNM on the open market for investment purposes only and not for the purpose of changing or influencing the control of any of these companies. The Applicants represent that they will not, directly or indirectly, acquire any additional voting securities of any of the three companies if, as a result thereof, their aggregate ownership of the voting securities of any of the three companies would equal or exceed 10% of the total then outstanding. Further, the Applicants represent that they will notify the Commission and, if necessary, file a post-effective amendment in this proceeding before they engage in any activity or transaction which, pursuant to rule 13d-1(e)(1) of the rules and regulations under the Securities Exchange of 1934, as amended (the "1934 Act"), would require them to file a statement on Schedule 13D under the 1934 Act with respect to the voting securities of Avista, Otter Tail or PSNM.

Item 2. Fees, Commissions and Expenses.

    The fees, commissions and expenses paid or incurred or to be incurred in connection with the transaction proposed herein are estimated at not more than $50,000.

Item 3. Applicable Statutory Provisions.

    Section 9(a)(2) of the Act provides that it is unlawful, without approval of the Commission under Section 10, "for any person.  . . . to acquire, directly or indirectly, any security of any public-utility company, if such person is an affiliate.  . . . of such company and of any other public-utility or holding company, or will by virtue of such acquisition become such an affiliate."(2) Under the definition set forth in Section 2(a)(11), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company," and "any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company." The term "person," as defined in Section 2(a)(1), includes an individual as well as a company. Accordingly, both Cascade and Mr. Gates, in his individual capacity, are "affiliates" of Avista, Otter Tail and PSNM.

(2)
The Commission has held that if an acquisition is completed without prior Commission approval, it may nevertheless be approved upon later application. See National Propane Corporation, 46 S.E.C. 1332, 1339 (1978), citing Public Service Company of Oklahoma, 45 S.E.C. 878, 885-86 (1975).

    The substantive standards for approval of an acquisition are set forth in Sections 10(b), 10(c), and 10(f) of the Act. Section 10(b) provides that, if the requirements of Section 10(f) of the Act are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

  (1)
  such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

  (2)
  in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

  (3)
  such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding-company system.

    Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

  (1)
  an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11; or

  (2)
  the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

    Section 10(f) provides that the Commission shall not approve any acquisition unless it is satisfied that all applicable state laws have been complied with, subject to an exception that is not here relevant.

    There is no basis for the Commission to make any negative findings under Section 10(b) of the Act as applied to the acquisitions here at issue. Given the Applicants' motive for investing in the publicly-traded common stocks of Avista, Otter Tail and PSNM and the absence of any understanding regarding the management or control of any of these three companies, the acquisitions will not "tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers." Furthermore, the Commission will have an opportunity to reevaluate the Applicants' relationship to Avista, Otter Tail and PSNM in the event that there is any change to the Applicants' investment intent. Likewise, because the purchases of the stock of the three utilities were made in the open-market, there is no basis for the Commission to make adverse findings under Section 10(b)(2) concerning the reasonableness of the consideration paid. Lastly, there is no basis for the Commission to conclude, under Section 10(b)(3) of the Act, that the proposed transaction is "detrimental to the public interest or the interest of investors or consumers." In this regard, it is noted that none of the three utility companies has objected to Cascade's investment and that the investments are not subject to the jurisdiction of any state commission, which also addresses any concerns under Section 10(f).

    There is also no basis for the Commission to make adverse findings under Section 10(c)(1) of the Act. As indicated, the acquisitions of the stock of Avista, Otter Tail and PSNM for which approval is sought are not unlawful under state law. Further, the provisions of Section 11 of the Act, to which Section 10(c)(1) refers, are inapplicable, as the proposed transaction will not create a registered holding company system.

    There remains Section 10(c)(2), which requires the Commission to make an affirmative determination that a proposed acquisition will "serve the public interest by tending towards the economical and efficient development of an integrated public-utility system." In Atlee Kohl, Holding Co. Act Release No. 22440 (Apr. 1, 1982), the Commission approved an acquisition of 5% or more of the common stock of a public-utility company by an individual who already held, directly and through family trusts, more than 5% of another public-utility company.(3) The Commission, citing numerous prior decisions in which it had approved similar acquisitions of affiliate interests by individuals, determined that it was not necessary to insist that the public-utility companies in which Mr. Kohl held an affiliate interest together constitute an "integrated public-utility system." As the Commission explained, the standards of Section 10(c)(2) are meaningful as applied to statutory holding companies, which must either register or qualify for an available exemption under Section 3(a), but not when applied to an acquisition by an individual that does not involve nor is intended to achieve control over the company whose stock is acquired. The Commission found support for this "limited construction" of Section 10(c)(2) in the legislative history to Section 9(a), which was " . . . designed to give the Commission supervision over the future development of utility-holding company systems so that acquisitions will be subject to the requirements laid down in section 10,"(4) and Section 10(c)(2), which was "aimed at acquisitions that directly affected the operating conditions of the industry and the physical relation between operating facilities."(5)

    The facts presented here are substantially the same as those presented in Atlee Kohl. Mr. Gates, through his personal investment company, purchased common stock in each of the three utilities because they were considered to be attractive investments at the time made. None of these investments was made in order to provide Mr. Gates with a role in utility management or to affect the physical relation between the operating utility properties of the three companies. Mr. Gates, whose background is not in the utility industry, did not engage in negotiations with any of the three companies before making his investment and does not have an understanding or arrangement with any of these companies to participate in its management, as a director or otherwise.

Item 4. Regulatory Approvals.

    No state commission, and no other federal commission, other than this Commission, has jurisdiction over the proposed transaction.

Item 5. Procedure.

    The Applicants request that the Commission publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable and that the Commission's order be issued as soon as its rules allow. The Applicants further (i) request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective, (ii) waive a recommended decision by a hearing officer or any other responsible officer of the Commission, and (iii) consent to the participation of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

(3)
Mr. Kohl subsequently sought and obtained Commission approval to make affiliate acquisitions of two additional public-utility companies. See Atlee M. Kohl, Holding Co. Act Release No. 23715 (June 3, 1985) and Holding Co. Act Release No. 24555 (Jan. 7, 1988).

(4)
H. Rep. No. 1318 on S. 2796, 74th Cong. 1st Sess. (1935), p. 15.

(5)
S. Rep. No. 621 on S. 2796, 74th Cong. 1st Sess. (1935), p. 31; H. Rep. No. 1318 on S. 2796, 74th Cong. 1st Sess. (1935), p. 16.

Item 6. Exhibits and Financial Statements.

  A. Exhibits.

    A
    None.

    B
    None.

    C
    None.

    D
    None.

    E
    None.

    F
    Opinion of Counsel. (To be filed by amendment).

    G
    Form of Federal Register Notice.

    H-1
    Schedule 13G Statement filed by Cascade Investment, L.L.C. and William H. Gates III, as amended through December 31, 2000 (incorporated by reference to File No. 005-35285).

    H-2
    Schedule 13G Statement filed by Cascade Investment, L.L.C. and William H. Gates III, as amended through December 31, 2000 (incorporated by reference to File No. 005-06638).

    H-3
    Schedule 13G Statement filed by Cascade Investment, L.L.C. and William H. Gates III on January 29, 2001 (incorporated by reference to File No. 005-34079).

    H-4
    Annual Report of Avista Corporation on Form 10-K for year ended December 31, 1999 (incorporated by reference to File No. 1-3701).

    H-5
    Annual Report of Otter Tail Power Company on Form 10-K for year ended December 31, 1999 (incorporated by reference to File No. 0-368).

    H-6
    Annual Report of Public Service Company of New Mexico on Form 10-K for year ended December 31, 1999 (incorporated by reference to File No. 1-6986).

    I
    Special Power of Attorney of William H. Gates III, dated March 20, 2000 (incorporated by reference to Cascade Investment, L.L.C. Schedule 13G Statement with respect to Wisconsin Central Transportation Corporation, as filed on April 28, 2000, in File No. 005-41648).

  B. Financial Statements.

    1.1
    Balance Sheet and Income Statement of Avista Corporation and consolidated subsidiaries as of and for the year ended December 31, 1999 (included in Exhibit H-4).

    1.2
    Balance Sheet and Income Statement of Otter Tail Power Company and consolidated subsidiaries as of and for the year ended December 31, 1999 (included in Exhibit H-5).

    1.3
    Balance Sheet and Income Statement of Public Service Company of New Mexico and consolidated subsidiaries as of and for the year ended December 31, 1999 (included in Exhibit H-6).

Item 7. Information as to Environmental Effects.

    None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.

SIGNATURES

    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned persons have duly caused this Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

CASCADE INVESTMENT, L.L.C.
	By:	/s/ MICHAEL LARSON
	Name:	Michael Larson
	Title:	Manager
WILLIAM H. GATES III
/s/ WILLIAM H. GATES III BY MICHAEL LARSON AS ATTORNEY-IN-FACT William H. Gates III by Michael Larson as attorney-in-fact*
Date: March 8, 2001	* Duly authorized under Special Power of Attorney (see Exhibit I).

Exhibit G

Proposed Form of Federal Register Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-      )

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

March  , 2001

    Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

    Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by April   , 2001 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After April   , 2001, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

*  *  *  *  *  *

CASCADE INVESTMENT, L.L.C., et al. (70-[      ])

    Cascade Investment, L.L.C. ("Cascade"), a limited liability company formed under the laws of the State of Washington, whose address is 2365 Carillon Point, Kirkland, WA 98033, and its sole member, William H. Gates III ("Gates" or "Mr. Gates," and together with Cascade, the "Applicants"), have filed an Application or Declaration to request approval pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act") for the acquisition by the Applicants of 5% or more of the outstanding voting securities of Avista Corporation ("Avista"), Otter Tail Power Company ("Otter Tail"), and Public Service Company of New Mexico ("PSNM"), each of which is a "public-utility company" as defined under Section 2(a)(5) of the Act. It is stated that neither Cascade nor Gates is an "affiliate," as defined under Section 2(a)(11)(A) of the Act, of any other public-utility company.

    The Applicants state that Cascade was formed in 1995 to make and hold certain investments for Mr. Gates, that Cascade invests in and holds the securities of numerous publicly and privately-held companies, and that Cascade does not have any active business operations of its own. Mr. Gates is a founder of and a major shareholder in Microsoft Corporation ("Microsoft"), which develops, manufactures, licenses and supports a wide range of software products for business and personal applications. Mr. Gates is the Chairman of the Board and Chief Software Architect of Microsoft.

1

    Cascade currently holds 2,887,500 shares (or approximately 6.12%) of the outstanding common stock of Avista, 1,399,500 shares (or approximately 5.87%) of the outstanding common stock of Otter Tail, and 2,344,500 shares (or approximately 5.99%) of the outstanding common stock of PSNM. The Applicants state that these shares were purchased on the open market solely for the purpose of investment,1 and that neither Cascade nor Gates has any management arrangement with any of these companies.

    Avista, a Washington corporation, provides electricity and natural gas distribution and transmission services in a 26,000 square mile area in eastern Washington and northern Idaho with a population of approximately 835,000 and natural gas distribution service in a 4,000 square mile area in northeast and southwest Oregon and in the South Lake Tahoe region of California with a population of approximately 500,000. At December 31, 1999, Avista provided retail electric service to approximately 309,000 customers and retail natural gas service to approximately 269,000 customers. Avista is subject to regulation as to retail rates by the public utilities commissions in Washington, Idaho, Oregon, and California and as to wholesale electric rates by the Federal Energy Regulatory Commission ("FERC").

    Otter Tail, a Minnesota corporation, produces, transmits, distributes and sells electric energy in a predominantly agricultural area in western Minnesota, eastern North Dakota and northeastern South Dakota. The population in this service area is approximately 230,000. Otter Tail is subject to regulation as to retail rates by the public utilities commissions in Minnesota, North Dakota and South Dakota and as to wholesale electric rates by the FERC.

    PSNM, a New Mexico corporation, generates, transmits, distributes and sells electricity and transmits, distributes and sells natural gas in parts of New Mexico, including the cities of Albuquerque and Santa Fe. As of December 31, 1999, PSNM provided public utility service to approximately 361,000 retail electric customers and 426,000 retail gas customers. PSNM is subject to regulation as to retail rates by the New Mexico Public Regulation Commission and as to wholesale electric rates by the FERC.

    The Applicants represent that they will not, directly or indirectly, acquire any additional voting securities of any of these three companies if, as a result thereof, their aggregate ownership of the voting securities of any of the three companies would equal or exceed 10% of the total then outstanding. Further, the Applicants represent that they will notify the Commission and, if necessary, file a post-effective amendment in this proceeding before they engage in any activity or transaction which, pursuant to rule 13d-1(e)(1) of the rules and regulations under the Securities Exchange of 1934, as amended (the "1934 Act"), would require them to file a statement on Schedule 13D under the 1934 Act with respect to the voting securities of Avista, Otter Tail or PSNM.

    The Applicants state that no state commission and no Federal commission, other than this Commission, has jurisdiction over the proposed transaction.

(1)
Cascade and Gates have filed joint statements on Schedule 13G under the Securities Exchange Act of 1934 with respect to each of these three investments.

2

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SIGNATURES
Exhibit G
Proposed Form of Federal Register Notice SECURITIES AND EXCHANGE COMMISSION (Release No. 35- ) Filings under the Public Utility Holding Company Act of 1935, as amended ("Act") March , 2001